August 28, 2020

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Ameen Hamady

Re:	Immune Therapeutics, Inc.
Form 10-K for the year ended December 31, 2019
Filed on May 14, 2020
File No. 000-54933

Dear Mr. Hamady:

Set forth below are the responses of Immune Therapeutics, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated, and received via email on August 20, 2020 (the “August 20 Letter”), related to the Company’s Form 10-K for the fiscal year ended December 31, 2019, filed by the Company on May 14, 2020 (the “Form 10-K”). Each response is keyed to the corresponding numbered paragraph in the March 29 Letter.

Form 10-K for Fiscal Year Ended December 31, 2019

Item 15. Exhibits, Financial Statement Schedules

Exhibit 32.1, page 67

1.	We note that your Chief Financial Officer did not furnish with this filing the certification required by Section 906 of the Sarbanes-Oxley Act. Please file a full amendment to your Form 10-K that includes the entire filing, as well as currently dated Section 906 certifications and Section 302 certifications from both of your certifying officers.

The Company respectfully acknowledges the Staff’s comment, and a full amendment to the Form 10-K that includes the entire filing, as well as currently dated Section 906 certifications and Section 302 certifications from both of the Company’s certifying officers, was filed on August 28, 2020.

* * *

Please do not hesitate to contact me by telephone at (954) 260-1918 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,

IMMUNE THERAPEUTICS, INC.

/s/ Peter Aronstam
Chief Financial Officer